Item 77H(b) All Series

Comerica Bank ceased to be a controlling person of MFFT on June 13, 2003, when pursuant to an Agreement and Plan of Reorganization and Redomiciliation, each of the series of MFFT except Munder Healthcare Fund became a corresponding series of MST.